Exhibit 99.13

August 18, 2004

To The Special Committee of the Board of Directors

Blockbuster Inc.

1201 Elm Street

Dallas, TX 75270

Attn: Ms. Jackie M. Clegg

To The Board of Directors

Blockbuster Inc.

1201 Elm Street

Dallas, TX 75270

Dear Directors:

We understand that Viacom Inc. (“Viacom”) is contemplating a split-off transaction (the “Split-Off”) whereby Viacom shareholders will be given the opportunity to exchange Viacom shares for Blockbuster Inc. (the “Company”) shares. We also understand that before the Split-Off, the Company would pay a one-time special cash dividend of $5 per share on its common stock (approximately $906 million in aggregate) (the “Special Dividend”) to its pre Split-Off shareholders, including Viacom. We further understand that Viacom is not planning to own any shares of the Company post Split-Off. The payment of the Special Dividend is referred to herein as the “Transaction.” It is our understanding that a significant part of the financing for the Transaction will be obtained by the Company from one or more institutional lenders.

You have requested our written opinion (the “Opinion”) as to the matters set forth below. This Opinion values the Company and the assets of the Company on a going-concern basis (including goodwill), on a pro forma basis, immediately after and giving effect to the Transaction and the associated indebtedness. For purposes of this Opinion, “fair value” shall be defined as the amount at which the assets of Company would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and “present fair saleable value” shall be defined as the amount that may be realized if the Company’s aggregate assets (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises, as such conditions can be reasonably evaluated by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”). We have used the same valuation methodologies in determining fair value and present fair saleable value for purposes of rendering this Opinion. The term “identified contingent liabilities” shall mean the stated amount of contingent liabilities identified to us and valued by responsible officers of the Company, upon

Ms. Jackie M. Clegg

Special Committee of the Board of Directors

August 18, 2004	-2-

whom we have relied without independent verification; no other contingent liabilities will be considered. Being “able to pay its debts as they become absolute and mature” shall mean that, assuming the Transaction has been consummated as proposed, the Company’s financial forecasts for the period December 31, 2004 to 2008 indicate positive cash flow for such period, including (and after giving effect to) the payment of installments due under loans made pursuant to the indebtedness incurred in the Transaction, as such installments are scheduled under the terms of the relevant agreements at the close of the Transaction. Notwithstanding the preceding sentence, we have not considered the impact of the excess cash flow sweep as described in Sections 1.01, 2.12(d), and 2.12(e) of the Bank Credit Agreement (as herein defined)(the “Excess Cash Flow Sweep”). It is Houlihan Lokey’s understanding, upon which it is relying, that the Company’s Board of Directors and Special Committee of the Board of Directors and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Houlihan Lokey’s Opinion hereunder.

Notwithstanding the use of the defined terms “fair value” and “present fair saleable value,” we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which the Company or the assets of the Company can currently be sold, and we know of no such efforts by others. Because the sale of any business enterprise and/or its assets involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Company would actually be sold for the amount we believe to be its fair value and present fair saleable value.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the Company’s annual reports to shareholders and Form 10-K for each of the three fiscal years ended December 31, 2003, 2002 and 2001, quarterly reports on Form 10-Q for the quarters ended June 30, 2004 and June 30, 2003, Form 8-K dated July 22, 2004, Form 8-K dated August 4, 2004, Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on June 18, 2004 and amended on July 28, 2004, and Registration Statements on Form S-3 as filed with the Securities and Exchange Commission on June 28, 2004, which the Company’s management has identified as the most current information available;

2.	reviewed copies of the following agreements:

a.	Amended and Restated Initial Public Offering and Split-Off Agreement Dated as of June 18, 2004 among Viacom Inc., Viacom International Inc., and Blockbuster Inc.;

b.	Amended and Restated Release and Indemnification Agreement Dated as of June 18, 2004 by and between Viacom Inc. and Blockbuster Inc.;

c.	Amended and Restated Transition Services Agreement between Viacom Inc. and Blockbuster Inc. Dated as of June 18, 2004;

d.	Amended and Restated Registration Rights Agreement Dated as of June 18, 2004 by and between Viacom Inc. and Blockbuster Inc.; and

e.	Amended and Restated Tax Matters Agreement between Viacom Inc. and Blockbuster Inc. Dated as of June 18, 2004;

Ms. Jackie M. Clegg

Special Committee of the Board of Directors

August 18, 2004	-3-

3.	reviewed the Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on July 6, 2004;

4.	reviewed the Rating Agency Presentation dated June 23, 2004;

5.	reviewed the August 12, 2004 draft of the Credit Agreement among Blockbuster Inc., The Lenders Party Hereto, JPMorgan Chase Bank, Citicorp North America, Inc., and Credit Suisse First Boston (the “Bank Credit Agreement”) and the Blockbuster Inc. $300,000,000 9% Senior Subordinated Notes due 2012 offering memorandum;

6.	spoken with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company and the Transaction;

7.	reviewed forecasts and projections prepared by the Company’s management with respect to the Company for the years ended December 31, 2004 through 2011 as presented in the document titled “Blockbuster: Bank Scenario” dated August 16, 2004 (the “Projections”);

8.	reviewed certain sensitivity analyses on the Projections prepared by the Company’s management for the years ended December 31, 2004 through 2011;

9.	attended the Company’s bank group meeting on July 22, 2004 and reviewed the Presentation to Lenders (Private Version) dated July 22, 2004;

10.	reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

11.	reviewed other publicly available financial data for the Company and certain companies that we deem comparable to the Company; and

12.	conducted such other studies, analyses and investigations as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material adverse change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

As you are aware, the financing for the Transaction (the “Financing”), the terms of which would have a material effect on the Company’s post-Transaction financial results and condition and on our Opinion, has not been finalized; the only documentation with respect thereto that we have received is referred to above in items 3, 5, 7, and 9 and reflected in the Projections (collectively, the “Financing

Ms. Jackie M. Clegg

Special Committee of the Board of Directors

August 18, 2004	-4-

Documentation”). Accordingly, this Opinion is subject to the following assumptions and is qualified to the extent thereof. We are assuming that:

a.	the Financing, including the covenants and terms thereof, will conform in all material respects to the provisions of the documents referred to in the Financing Documentation;

b.	the Financing, including the covenants and terms thereof, will not adversely affect the ability of the Company to operate following the consummation of the Transaction in a manner consistent with the information described in the Projections;

c.	the Company will be able to borrow the maximum amount available (including the impact of the reserves identified in the document described in the Financing Documentation) at any particular time under the working capital loans that will be obtained by the Company in connection with the Transaction, in accordance with the original terms of the applicable loan documents;

d.	sources of funds that would be permitted under the Financing documents to be utilized to supplement operating cash flow of the Company, if needed for the payment of debts of the Company (including obligations under the Financing documents), will include, but not be limited to, sales of assets, sale and leaseback arrangements and refinancing of debt; and

e.	the debt incurred in connection with the Transaction will remain outstanding as contemplated by the Projections, without acceleration or prepayment.

Furthermore, we have not considered the impact of the Excess Cash Flow Sweep. Consideration of the Excess Cash Flow Sweep could adversely impact the conclusions reached in this Opinion.

As you are also aware, the Split-Off, if it occurs, would occur after the payment of the Special Dividend. The terms of the Split-Off have not been finalized; the only documentation with respect thereto that we have received is referred to above in items 1, 2, 3 and 4 and reflected in the Projections (collectively, the “Split-Off Documentation”). Accordingly, this Opinion is subject to the following assumptions and is qualified to the extent thereof. We are assuming that if the Split-Off occurs:

a.	the Split-Off, including all terms thereof, will conform in all material respects to the provisions of the documents referred to in the Split-Off Documentation; and

b.	the Split-Off, including the terms thereof, will not adversely affect the ability of the Company to operate following the consummation of the Transaction in a manner consistent with the information described in the Projections.

Company management has informed us that the Projections assume that the Split-Off occurs after the payment of the Special Dividend. Furthermore, at your request, we have assumed that if the Transaction occurs but the Split-Off does not occur: (i) there would be no changes to the Company’s currently contemplated business operating plan and (ii) the forecasts and projections in such case for the Company would not be materially different from the Projections. If the forecasts and projections assuming no Split-Off should be different from the Projections, the conclusions reached in this Opinion could be adversely affected. We have not independently verified the accuracy and completeness of the Projections and do not assume any responsibility with respect to them.

Ms. Jackie M. Clegg

Special Committee of the Board of Directors

August 18, 2004	-5-

Based upon the foregoing, and in reliance thereon, it is our opinion as of the date of this letter that, assuming the Transaction had been consummated as proposed, immediately after and giving effect to the Transaction and on a pro forma basis:

a.	the fair value and present fair saleable value of the Company’s assets would exceed the Company’s stated liabilities and identified contingent liabilities;

b.	the Company should be able to pay its debts as they become absolute and mature;

c.	the capital remaining in the Company after the Transaction would not be unreasonably small for the business in which the Company is engaged, as management has indicated it is now conducted and is proposed to be conducted following the consummation of the Transaction; and

d.	the fair value and present fair saleable value of the Company’s assets would exceed the sum of the Company’s stated liabilities and identified contingent liabilities and the par value of the Company’s outstanding common stock.

This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter dated June 29, 2004.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

/S/    HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.